AVALON GLOBOCARE CORP.

4400 Route 9 South, Suite 3100

Freehold, NJ 07728

March 22, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avalon GloboCare Corp. Application for Withdrawal of the Registration Statement on Form S-3 (File No. 333-265868)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Avalon GloboCare Corp. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) withdraw, effective as of the date of this request, the Company’s Registration Statement on Form S-3 (File No. 333-265868), filed with the SEC on June 27, 2022 (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement as a result of the SEC’s comment letter regarding the Company’s China operations. The Company is no longer operating in China. The Registration Statement was never declared effective and no securities have been sold under the Registration Statement.

Thank you for your assistance with this matter. If you need any additional information, please contact Steven M. Skolnick, Esq. of Lowenstein Sandler LLP at (973) 597-2476.

Very truly yours,

AVALON GLOBOCARE CORP.

By:	/s/ Luisa Ingargiola
Luisa Ingargiola
Chief Financial Officer